Exhibit 99.1

St. John's, NL – June 30, 2022

FORTIS INC. TO HOLD TELECONFERENCE ON JULY 28

TO DISCUSS SECOND QUARTER 2022 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its second quarter 2022 financial results on Thursday, July 28, 2022. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's second quarter financial results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.416.764.8646. International participants may participate by calling 1.888.396.8049. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until August 28, 2022. Please call 1.416.764.8692 or 1.877.674.7070 and enter passcode 037278#.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2021 revenue of $9.4 billion and total assets of $58 billion as at March 31, 2022. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com